Liquid Media Group Granted a 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Rule

Vancouver, British Columbia,  August 31, 2022 - Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) ) today announced that it has received an extension of 180 calendar days to regain compliance with Nasdaq's minimum bid price requirement.

As previously reported, the Company was notified by Nasdaq on March 1, 2022, that the bid price for its common shares was not in compliance with the Nasdaq minimum bid price requirement. At that time, the Company was required to regain compliance by August 29, 2022. The extension will allow the Company to regain compliance if the bid price for the Company's common shares closes at or above US$1.00 per share for a minimum of 10 consecutive trading days before February 27, 2023.

The Company intends to monitor the closing bid price of its common shares and has given written assurance to Nasdaq that it will, if necessary, implement available options to regain compliance with the minimum bid price requirement.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Additional information is available at www.LiquidMediaGroup.co

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

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looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.